

Hefren-Tillotson, Inc.

Statement of Financial Condition
October 31, 2021

Hefren-Tillotson

METICULOUS WEALTH MANAGEMENT SINCE 1948

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-10646

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING November 1, 2020 (MM/DD/YY) AND ENDING October 31, 2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Hefren-Tillotson, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

308 Seventh Avenue
(No. and Street)

Pittsburgh	PA	15222
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Joseph M. Niesslein	412-633-1599	joseph.niesslein@hefren.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Lally & Co., LLC
(Name – if individual, state last, first, and middle name)

5700 Corporate Drive, Suite 800	Pittsburgh	PA	15237
(Address)	(City)	(State)	(Zip Code)

5/19/2009	3578
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joseph M. Niesslein, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Hefren-Tillotson, Inc., as of October 31st, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signed and sworn (or affirmed) before me on February 17th, 2022 by Joseph M. Niesslein.

Signature: [signature]

Title: Chief Financial Officer

[signature]

Notary Public

Commonwealth of Pennsylvania - Notary Seal
Maria A. McDonald, Notary Public
Allegheny County
My commission expires November 7, 2022
Commission number 1342097
Member, Pennsylvania Association of Notaries

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

HEFREN-TILLOTSON, INC.
FINANCIAL STATEMENT
OCTOBER 31, 2021

CONTENTS



Lally & Co.
CPAs and Business Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and
 The Board of Directors of
Hefren-Tillotson, Inc.
Pittsburgh, Pennsylvania

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of **Hefren-Tillotson, Inc.** ("Company"), as of October 31, 2021, and the related notes to the financial statement (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of October 31, 2021, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Lally & Co., LLC

We have served as the Company's auditor since 2008.

Pittsburgh, Pennsylvania
December 16, 2021

HEFREN-TILLOTSON, INC.
STATEMENT OF FINANCIAL CONDITION
OCTOBER 31, 2021

ASSETS

Cash and Cash Equivalents	$ 2,192,707
Deposits with Clearing Organization	100,000
Receivable From Clearing Organization	2,718,100
Investment Advisory Fees Receivable	112,249
Receivables - Other	1,694,979
Notes and Advances Receivable - Officers and Employees	2,148,974
Prepaid Expenses	1,688,629
Securities Owned - At Fair Value	41,280,304
Securities Owned - Not Readily Marketable	62,961
Property and Equipment - At Cost, Less Accumulated Depreciation and Amortization of $4,976,516	693,113
Construction-in-Progress	48,989
Operating Lease Right-Of-Use Assets, Less Amortization of $2,410,988	17,703,458
Total Assets	**$ 70,444,463**

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Commissions and Other Compensation Payable	$ 12,432,778
Income Taxes Payable, Including Deferred Income Taxes Payable	622,303
Accrued Retirement Plan Liability	2,879,013
Accounts Payable, Accrued Expenses, and Other Liabilities	989,181
Operating Lease Liabilities	18,025,525
Deferred Investment Advisory Fees	12,607,581
Due to Parent	1,036,055
Total Liabilities	**48,592,436**

Stockholder's Equity

Common Stock - Par Value $10 Per Share; 50,000 Shares Authorized; 31,287 Shares Issued and Outstanding	312,870
Additional Paid-In Capital	5,121,457
Retained Earnings	16,417,700
Total Stockholder's Equity	**21,852,027**
Total Liabilities and Stockholder's Equity	**$ 70,444,463**

The accompanying notes are an integral part of the financial statement.

1 – ORGANIZATION AND NATURE OF BUSINESS

Hefren-Tillotson, Inc. ("Company") is a registered investment advisor, registered securities broker-dealer, and a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investment Protection Corporation ("SIPC"). The Company conducts the majority of its business from its principal office in Pittsburgh, along with five additional offices throughout Western Pennsylvania. The Company is a wholly owned subsidiary of Masterplan, Inc. ("Parent").

The Company provides professional financial counseling and planning services to individuals, businesses, foundations, and retirement plans. The Company also provides discretionary and non-discretionary investment advisory management services, traditional security broker-dealer services, and insurance services.

2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statement has been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP") as promulgated by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"). The United States dollar is the functional currency of the Company.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash, Cash Equivalents, and Concentrations of Credit Risk

The Company places its cash with a financial institution which management considers financially secure. However, at times such deposits may be in excess of the Federal Deposit Insurance Corporation limit.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, institutional and individual investors, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument.

Property, Equipment, and Depreciation

Property and equipment are recorded at cost and are depreciated and amortized on a straight-line basis over the estimated useful lives of the assets. Maintenance and repairs, which do not extend the lives of the applicable assets, are charged to operations as incurred. Gains or losses resulting from the retirement or other disposition of assets is included in income.

Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred

2 – SIGNFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes (Continued)

taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between the years.

GAAP prescribes rules for the recognition, measurement, classification, and disclosure in the financial statements of uncertain tax positions taken or expected to be taken in the Company's tax return. Management has determined that the Company does not have any uncertain tax positions and associated unrecognized tax benefits that materially impact the financial statements or disclosures. Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns will not be challenged by the taxing authorities and that the Company will not be subject to additional tax, penalties, and interest as a result of such a challenge. Generally, the Company's federal and state tax returns remain open for income tax examination for three years from the date of filing.

Leasing

The Company accounts for its leases in accordance with FASB ASC topic on Leases. The Company is a lessee in several noncancelable operating leases for office space and office equipment. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right-of-use ("ROU") asset at the commencement date of the lease.

The lease liability is measured based on the present value of its future lease payments. The discount rate is the implicit rate if it is readily determinable; otherwise the Company uses its incremental borrowing rate. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment.

The ROU asset is measured at the commencement date at the amount of the remaining lease liability. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost associated with its short-term leases on a straight-line basis over the lease term.

See Note 8, "Operating Lease Information" for additional information on the Company's leases.

Recently Issued Accounting Pronouncements

The Company has reviewed accounting pronouncements issued between December 18, 2020, the filing date of its most recently filed annual report, and December 16, 2021, and has determined that no accounting pronouncement issued would have a material impact on the Company's financial position, results of operations, or disclosures.

3 – REVENUE RECOGNITION

Revenue from contracts with customers includes the various categories noted below. The recognition and measurement of revenue is based on the assessment of individual contract terms. Judgment is required to determine whether performance obligations are satisfied at a point in time or over time.

Investment Advisory Fees

The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing investment advisory services is satisfied over time because the customer is receiving the benefits as they are provided by the Company. Advisory fee arrangements are based on a percentage applied to the customer's assets under advisement. Advisory fees are received quarterly and are recognized as revenue at the time they relate specifically to the services provided in that period.

Service Fees

The Company enters into arrangements with Investment Companies or Funds (Fund) to distribute or sell shares to investors / customers. The Company may receive service fees paid by the Fund up front, over time, or upon the investors exit from the Fund. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. The service fee is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are susceptible to factors outside the Company's influence. Since these factors are not determinable until the market value of the fund is known (usually monthly or quarterly) service fees are recognized in the period related to performance obligations that have been satisfied in prior periods.

Principal Transactions

The Company sells and sometimes buys securities from customers. Each time the Company sells a security, it recognizes a gain or loss on the transaction, which is the difference between the selling price and the Company's cost for the security. Gains, losses, and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

Brokerage Commissions

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

4 – RECEIVABLE FROM CLEARING ORGANIZATION

The Company clears transactions on a fully disclosed basis. The net aggregated receivable or payable amount to the clearing organization as it relates to the aforementioned transactions earns or is charged interest at variable rates. Amounts payable, if any, are collateralized by securities owned and receivables due to the Company, subject to margin requirements.

At October 31, 2021, the Company had a receivable from the clearing organization amounting to $2,718,100.

5 – NOTES AND ADVANCES RECEIVABLE - OFFICERS AND EMPLOYEES

The Company makes advances and loans to certain officers and employees. Advances are generally made under short-term, non-interest-bearing arrangements. Loans are made under promissory notes that call for fixed repayment terms of principal and interest and are collateralized with the Parent company stock. At October 31, 2021, the Company had advances outstanding of $56,191. At October 31, 2021, the Company also had notes receivable outstanding of $2,061,945 with accrued interest of $30,838. The notes have interest rates ranging from 0.70% to 2.03% per annum and mature in various years through December 2025.

6 – PROPERTY, EQUIPMENT, AND DEPRECIATION

Property and equipment consisted of the following at October 31, 2021:

Leasehold Improvements	$ 590,520
Furniture, Fixtures, and Equipment	5,079,109
	5,669,629
Accumulated Depreciation	(4,976,516)
	$ 693,113

7 – FAIR VALUE

Fair Value Hierarchy

FASB ASC topic on Fair Value Measurements and Disclosures (Topic 820) defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by the FASB ASC topic, are used to measure fair value.

7 – FAIR VALUE (CONTINUED)

Fair Value Hierarchy (Continued)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1: Valuations based on unadjusted quoted prices available in active markets for identical assets or liabilities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2: Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3: Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Processes and Structure

Management is responsible for the Company's fair value valuation policies, processes, and procedures. These control processes are designed to assure that the values used for financial reporting are based on observable inputs wherever possible. In the event that observable inputs are not available, the control processes are designed to assure that the valuation approach utilized is appropriate and consistently applied and that the assumptions are reasonable.

Fair Value Measurements

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows. There have been no changes in the methodologies used at October 31, 2021.

7 – FAIR VALUE (CONTINUED)

Fair Value Measurements (Continued)

Money Market Funds and Mutual Funds: Valued at closing price reported on the active market on which the individual securities are traded.

Equities, Certificates of Deposit, and Exchange Traded Funds: Valued at quoted market prices on the active market on which the individual securities are traded.

Municipal, Corporate, and Treasury Bonds: Valued per an independent third-party valuator obtained from other broker-dealers, trade prices, and new issue markets.

The following table summarizes the valuation of the assets by the fair value hierarchy as described above as of October 31, 2021.

	Level 1	Level 2	Level 3	Total
Money Market Funds	$ 868,312	$ -	$ -	$ 868,312
Mutual Funds				
Short Term Fixed Income	33,766,537	-	-	33,766,537
Fixed Income	1,114,116	-	-	1,114,116
Equity and Other	1,238,417	-	-	1,238,417
Municipal Bonds	-	3,754,185	-	3,754,185
Equity Securities	-	601,698	-	601,698
	$ 36,987,382	$4,355,883	$ -	$ 41,343,265

There were no transfers between Level 1 and Level 2 during the year.

8 – OPERATING LEASE INFORMATION

The Company leases office equipment and its facilities for various terms under long-term operating lease agreements. The leases expire at various dates throughout 2036 and provide for renewal options. The Company evaluates the renewal terms based on their operating requirements. Generally, the Company does consider any additional renewal periods to be reasonably certain to be exercised on the unrelated leases. During 2021, rental expense totaled $2,044,986 and is found within occupancy expense on the Statement of Income.

The Company is leasing an office facility from its Parent along with a second office facility from a related party, a majority owned limited partnership of a wholly owned subsidiary of the Parent company. During 2021, rent paid to the Parent company and limited partnership totaled $1,060,827.

8 – OPERATING LEASE INFORMATION (CONTINUED)

The following is a maturity analysis due under operating lease liabilities as of October 31, 2021.

Year Ending October 31	Related Party	Other	Total
2022	$ 976,827	$ 795,632	$ 1,772,459
2023	916,827	756,691	1,673,518
2024	916,827	717,781	1,634,608
2025	916,827	735,632	1,652,459
2026	916,827	753,482	1,670,309
Thereafter	8,709,259	4,668,174	13,377,433
Less Effects of Discounting	(2,120,217)	(1,635,044)	(3,755,261)
Lease Liability Recognized	$ 11,233,177	$ 6,792,348	$ 18,025,525

Other Information

As of October 31, 2021, the weighted-average remaining lease term for all operating leases is 13.3 years.

Because the Company generally does not have access to the rate implicit in the lease, the Company utilizes its incremental borrowing rate as the discount rate. The weighted-average discount rate associated with operating leases as of October 31, 2021 is 4%.

9 – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At October 31, 2021, the Company had net capital of $12,538,886 which was $10,498,273 in excess of its required net capital of $2,040,613. The Company's aggregate indebtedness to net capital ratio was 2.44 to 1.

10 – INCOME TAXES

Federal income taxes are calculated as if the Company filed a separate federal income tax return. The Company files its own state tax return.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, which primarily consists of depreciation, operating lease expense, and compensation recognized for stock awards. Permanent differences include non-deductible entertainment expenses, dues, and tax-free municipal bond interest. In addition, state tax differences include the gains on sales of municipal securities issued before February 1, 1994. The Company has a deferred tax liability of $279,788 ($185,023 Federal and $94,765 Pennsylvania) at October 31, 2021.

11 – RETIREMENT PLAN

The Company has a defined contribution plan ("Plan") with both profit sharing and 401(k) features. Contributions under the Plan are limited and made in accordance with the Internal Revenue Code. All employer profit sharing contributions are at the discretion of management.

12 – RELATED PARTY TRANSACTIONS

During the year, the Parent advanced $2,944,430 (including intercompany interest of $134,478) and received repayments of $3,460,390 from the Company. During the year, the Company's balance decreased by $515,960 to $1,036,055 which is the balance outstanding as of October 31, 2021.

13 – STOCK-BASED COMPENSATION

From time-to-time, the Parent company grants nonqualified stock options and enters into other share-based compensation arrangements in which restricted and non-restricted stock is offered and issued to certain employees for the purchase or grant of its common stock. The stock options exercise and stock award prices, number of shares, vesting, and grant date are determined at the discretion of the Company's Board of Directors. Stock awards and options typically vest in five years or less from the issue date.

The Company has adopted the provisions of FASB ASC Topic on Stock Compensation. As permitted by SFAS No. 123(R), the Company accounts for these types of arrangements using the fair value method. The fair value of options and restricted stock awards was estimated on the date of grant.

Participants also had been granted restricted stock awards during the previous six years with an exercise price ranging from $4.21 to $6.16 per share, which was equal to the estimated fair value of stock on the grant date based on an independent valuation. Total compensation cost associated with the stock awards is being recognized over a series of five-year service periods that begin on the grant date.

For awards still being amortized, the total and the unrecognized compensation cost on the stock awards as of October 31, 2021 was $696,132 and $429,765. Compensation cost, included under the caption "employee compensation and benefits" in the accompanying statement of income, recognized on stock awards granted in was $138,455 generating a related tax benefit of approximately $41,500.

In March 2021, the Parent Company granted nonqualified stock options and grants and entered into other stockholder arrangements. The stockholders exercised the stock at $6.32 per share, which was equal to the estimated fair value of the stock on the grant date based on an independent valuation. The estimated compensation cost will be approximately $5,896 from Options.

14 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Company's customer securities transactions are introduced on a fully disclosed basis with Pershing. Pershing carries the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to possibility that customers may be unable to fulfill their contractual commitments wherein Pershing may charge any losses it incurs to the Company. The Company seeks to minimize the risk through procedures designed to monitor the credit worthiness of its customers and insure that customer transactions are executed properly by Pershing.

15 – CONTINGENCIES

In the normal course of business, the Company is subject to proceedings, lawsuits, and other claims. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. Consequently, management is unable to ascertain the ultimate aggregate amount of monetary liability or financial impact with respect to some of these matters as of October 31, 2021. Management believes that after final disposition, any resulting financial impact would not be material to the annual financial statements for some of these matters.

15 – CONTINGENCIES (CONTINUED)

The Company carries a broad range of insurance coverage, including business auto liability, general liability, workers' compensation, and an umbrella policy. The Company has not incurred significant uninsured losses on any of these items.

The Company maintains a self-insured medical health plan whereby the Company covers the cost of medical claims to its employees. The Company has a stop loss insurance contract for this plan to cover claims in excess of $125,000 per participant and in the aggregate of approximately $2.4 million. The Company records the expense of healthcare costs as they are submitted to the Company. In addition, the Company maintains a reserve for incurred but not reported medical claims contained within account "Accounts Payable, Accrued Expenses, and Other Liabilities" on the Statement of Financial Condition in the approximate amount of $160,000 as of October 31, 2021.

The Company's operations may be affected by the ongoing outbreak of the Coronavirus disease. The ultimate disruption which may be caused by the outbreak is uncertain; however, it may result in a material adverse impact on the Company's financial position, operations, and cash flows. While a great amount of uncertainty exists, management is confident that the Company will continue to sustain operations. The Company has been carefully monitoring the situation. No adjustments have been made to this financial statement as a result of this uncertainty.

16 – INDEMNIFICATIONS

In the normal course of business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents against specified potential losses in connection with their acting as agent of, providing services to, the Company or its affiliates. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

17 – SUBSEQUENT EVENTS

The accompanying financial statements include an evaluation of events and transactions that have occurred after October 31, 2021 through December 16, 2021, the date the financial statement was issued. There were no material subsequent events that require recognition or additional disclosure in this financial statement.